U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

NOTIFICATION OF LATE FILING

FORM 12b-25

SEC File Number	 333-64391		Cusip Number	45746N

[Check One]
| X | Form 10-K  |_| Form 20-F |_|  Form 11-K |_|  Form 10-Q |_| Form N-SAR

                  For the Period Ended: December 31, 1999

                  [   ] Transition Report on Form 10-K
                  [   ] Transition Report on Form 20-F
                  [   ] Transition Report on Form 11-K
                  [   ] Transition Report on Form 10-Q
                  [   ] Transition Report on Form N-SAR

                  For the Transition Period Ended___________________

             Read Instructions [on back page] Before Preparing Form.
                              Please Print or Type

           Nothing in this form shall be constructed to imply that the
                Commission has verified any information contained
                                     herein

         If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification
                                    relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Inland Retail Real Estate Trust, Inc.

Former Name if Applicable:

Address of Principal Executive Office [Street and Number]:

2901 Butterfield Road

City, State and Zip Code:

Oak Brook, IL  60523

PART II - RULES 12b-25[b] and [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.

                           [Check box if appropriate]


	[a]	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X]	[b]	The subject annual report, semi-annual report, transition report on
Form 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[c]	The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The financial statements could not be finalized and formatted for filing by the due date for the first year 10-K.

PART IV - OTHER INFORMATION

[1]	Name and telephone number of person to contact in regard to this notification

			Roberta S. Matlin		(630)			218-4904
			     [Name]		 [Area Code]	   [Telephone No.]

[2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s].
		[X] Yes [ ] No

[3]	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since audited financial statements are still in the preliminary stages, the Company is not yet able to determine whether such statements will reflect any significant change in results of operations.



[Name of Registrant as Specified in Charter]
Inland Retail Real Estate Trust, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date       	March 31, 2000	       By /s/ Roberta S. Matlin
    -----------------------------       ----------------------



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violation  [See 18 U.S.C. 1001]

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 [17 CFR 240.12b-25] of the General
Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

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